SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom, SGPS, S.A.
Open Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 1,128,856,500
Registered in the Conservatory of the Commercial Registry of Lisbon under no. 03602/940706
Collective Person no. 503 215 058

Portugal Telecom Annual General
Shareholders’ Meeting

Lisbon, Portugal, 21 April 2006 – Portugal Telecom announces that its Annual General Shareholders’ Meeting was held today.

As per the press release disclosed on April 19, the Board of Directors withdrew the proposals submitted to the shareholders on items 7, 8, 12, 13 an 14 of the agenda, which related to the purchase of own shares, the execution of a share buyback programme and the issue of bonds, including convertible bonds.

The remaining items on the agenda were approved as follows:

>	Election of the Vice-Chairman of the General Meeting of Shareholders, Mr. Jorge Luís Seromenho Gomes de Abreu following the resignation presented by the former Vice-Chairman of the General Meeting of Shareholders.

>	Approval of Portugal Telecom’s management report, and the individual and consolidated financial statements for 2005.

>	Application of the 2005 net income of Euro 500,021,577.00, as follows:

	-	Euro 25,001,079.00 for the legal reserve;
	-	Euro 475,020,498.00 which correspond to the remaining net income after the mandatory allocation of 5% of such net income to the legal reserve, increased of 61,186,339.50 Euros of retained profits, in a total of Euro 536,206,837.50 to be paid to the shareholders, corresponding to Euro 0.475 per share.

>	Ratification of the appointment of the Director Rodrigo Jorge de Araújo Costa to complete the 2003/2005 term of office.

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>	Vote of confidence to the Board of Directors and the Statutory Audit Board, and to each one of its members.

>	Amendment to paragraph 5 of article 13 of the Articles of Association, which henceforth determines that to each 500 shares shall correspond one vote.

>	Share capital increase in the amount of Euro 338,656,950.00, to be carried out by means of:

	-	Incorporation of share issuance premia in the amount of Euro 91,704,891.00;
	-	Legal reserves in the amount of Euro 121,523,559.00;
	-	Special reserve relating to the cancellation of treasury shares in the amount of Euro 125,428,500.00.

The share capital increase shall be executed through an increase in the par value of all shares representing the Company’s share capital by an amount equal to 30 Euro cents, whereby the par value of each share will be Euro 1.30, with the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association.

>	Share capital reduction in the amount of Euro 395,099,775.00, to be carried out by means of a reduction in the par value of all shares representing the Company’s share capital, whereby each share will have a par value of 35 Euro cents, with the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association.

>	Purchase of own bonds, already issued or to be issued, in any form, subject to a resolution of the management body, as well as sale of this type of securities (including those that may have been purchased by the Company), also subject to a resolution of the management body.

>	Election of corporate bodies for the 2006/2008 term of office. Such corporate bodies shall have the following composition:

Board of the General Meeting of Shareholders
Chairman:	- António Manuel da Rocha e Menezes Cordeiro
Vice-Chairman:	- Jorge Luís Seromenho Gomes de Abreu
Secretary:	- Luís Manuel da Costa de Sousa de Macedo

Board of Directors
Chairman:	- Henrique Manuel Fusco Granadeiro
Directors:	- Zeinal Abedin Mahomed Bava
- Rodrigo Jorge de Armindo Costa
- Luis Miguel da Fonseca Pacheco de Melo
- João Pedro Amadeu Baptista
- António Aleixo Claudino Caria
- Rui Pedro Barroso Soares

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- Franquelim Garcia Alves
- António Pedro de Carvalho Viana Baptista
- Fernando Henrique Viana Soares Carneiro
- Henrique José Monteiro Chaves
- Luís Filipe Rolim de Azevedo Coutinho
- João Manuel de Mello Franco
- Joaquim Aníbal Brito Freixial de Goes
- Fernando Abril-Martorell Hernandez
- Gerald Stephen McGowan
- Amílcar Carlos Ferreira de Morais Pires
- Francisco Teixeira Pereira Soares
- Jorge Humberto Correia Tomé
- Armando António Martins Vara
- Thomaz de Mello Paes de Vasconcellos

Statutory Audit Board
Chairman:	- Pedro João Reis de Matos Silva
Member:	- Gonçalo Vaz Botelho
Member:	- Ascensão, Gomes, Cruz & Associados, Sociedade de Revisores Oficiais de
Contas, represented by Mário João de Matos Gomes
Deputy Member:	- José Vieira dos Reis

Compensation Committee
Chairman:	- António Manuel da Rocha e Menezes Cordeiro
- Manuel Alves Monteiro
- João Manuel de Mello Franco

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel: +351 21 500 1701
Fax: +351 21 500 0800

Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.